UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended June 30, 2009

or

☐ TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE TRANSITION PERIOD FROM ____ TO ____

Commission file number 0-11559

KEY TRONIC 401(k) RETIREMENT SAVINGS PLAN

(Full title of plan)

KEY TRONIC CORPORATION
4424 North Sullivan Road
P.O. Box 14687
Spokane Valley, WA 99216

(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

KEY TRONIC 401(k) RETIREMENT SAVINGS PLAN

TABLE OF CONTENTS

Note: Schedules other than that listed above have been omitted because they are not applicable or are not required by 29 CFR 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended.

BDO

BDO Seidman, LLP
Accountants and Consultants

601 West Riverside Avenue, Suite 900
Spokane, Washington 99201-0611
Telephone: (509) 747-8095
Fax: (509) 747-0415

Report of Independent Registered Public Accounting Firm

To the Participants and the Compensation and Administrative Committee
Of the Key Tronic 401(k) Retirement Savings Plan
Spokane Valley, Washington

We have audited the accompanying statements of net assets available for benefits of the Key Tronic 401(k) Retirement Savings Plan (the "Plan") as of June 30, 2009 and 2008, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of June 30, 2009 and 2008, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming opinions on the basic financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of June 30, 2009, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

BDO Seidman, LLP

Spokane, Washington

December 24, 2009

Statements of Net Assets Available for Benefits

June 30,	2009	2008
Investments, at fair value:		
Money market fund	$ 3,322,905	$ 2,817,468
Mutual funds	10,870,660	15,091,715
Key Tronic Corporation common stock	707,481	1,138,900
Participant directed brokerage accounts	606,381	826,235
Participant loans receivable	374,438	359,631
Total investments	15,881,865	20,233,949
Net assets available for benefits	$15,881,865	$20,233,949

See accompanying notes to financial statements.

Key Tronic
401(k) Retirement Savings Plan

Statements of Changes in Net Assets Available for Benefits

Years ended June 30,	2009	2008
Changes to net assets available for benefits attributed to:		
Investment income (loss):		
Net appreciation (depreciation) in fair value of investments:		
Mutual funds	$ (3,581,942)	$ (1,586,353)
Key Tronic Corporation common stock	(671,351)	(575,755)
Participant directed brokerage accounts	(332,756)	58,187
Interest:		
Money market funds	51,008	112,567
Participant loans receivable	27,594	33,273
Total net investment loss	(4,507,447)	(1,958,081)
Contributions:		
Employer	420,417	420,439
Participant	838,648	899,278
Total contributions	1,259,065	1,319,717
Distributions:		
Benefits paid to participants	1,098,429	1,813,798
Administrative expenses	5,273	4,684
Total distributions	1,103,702	1,818,482
Net decrease in net assets available for benefits	(4,352,084)	(2,456,846)
Net assets available for benefits:		
Beginning of year	20,233,949	22,690,795
End of year	$15,881,865	$20,233,949

See accompanying notes to financial statements.

1. Plan Description

The following summary description of the Key Tronic 401(k) Retirement Savings Plan (the Plan) provides general information only. Participants should refer to the Plan document for more complete information.

General

The Plan is a defined contribution plan established by Key Tronic Corporation (the Company or the Employer) effective July 1, 1993, as a merger of the Key Tronic Corporation Employee Stock Ownership Plan (ESOP) into the Key Tronic Corporation Variable Investment Plan. The Plan, which is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA) and all subsequent statutory revisions thereto, was created for the benefit of all eligible employees of the Company and subsidiaries. Effective July 1, 2003, the Plan became what is known as a Safe Harbor 401(k) Plan. A Safe Harbor 401(k) Plan complies with Code Section 401(k)(12) which permits the Plan to automatically meet the nondiscrimination requirements of the Code, therefore eliminating annual nondiscrimination testing of salary deferral and matching contributions.

Eligibility

Employees that are U.S. residents are eligible to participate after completing one hour of service. Participation in the Plan will then begin on the first day of the month following the date of hire. Leased employees, internship employees and certain employees covered by a collective bargaining agreement are ineligible for Plan participation.

Contributions

Participants make voluntary tax-deferred contributions to the Plan through payroll deductions of up to 75% of compensation each pay period, providing that the contributions in any calendar year do not exceed the IRS calendar year limit. The Company will make matching contributions of 100% up to 3% of a participant's contributed compensation and 50% of the next 2% of a participant's contributed compensation, for a total of 4% if a participant contributes at least 5%. A participant who receives a qualified distribution from another qualified plan may make a rollover contribution to the Plan provided that certain conditions are met. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions.

Participant Accounts

Individual accounts are maintained for each participant. Participants may designate that their contributions and account balances be invested in any combination of several available investment alternatives. Each participant's account is credited with the participant's contribution, the Employer's matching contribution, and Plan earnings of their individual account. Plan earnings are directly credited to participant accounts.

Participant Loans Receivable

Participants may borrow from a minimum of $500 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Participants may have only one loan outstanding at a time. Loan terms range from one to five years or up to ten years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates at the loan origination date (which approximate prime plus 1%), as determined by the Plan administrator. Interest rates on loans outstanding at June 30, 2009, range from 4.25% to 9.25%. Principal and interest are paid ratably through payroll deductions. Additional payments may be made at any time by check. At June 30, 2009, loans outstanding mature at various dates through 2014.

Vesting

All participants are immediately 100% vested in both employee and employer Safe Harbor contributions.

Distribution of Benefits

Participants are eligible to receive benefits upon termination of employment, attaining the age of 59½, or as hardship withdrawals subject to certain requirements. The account balance of a participant who dies, while a participant of the Plan, will be paid to the participant's designated beneficiary. Benefits are paid under various options as defined in the Plan document.

Administrative Expenses

Though not required to or guaranteed in the future, the majority of fees and expenses incurred for administration of the Plan are paid by the Company. Participants are charged a fee for certain services such as loan processing.

Administration of the Plan

The Plan is administered by the Compensation and Administrative Committee of the Employer's Board of Directors and an administrative committee consisting of management personnel. JPMorgan Chase Bank (JPMorgan) holds and invests Plan assets in accordance with directions from the Compensation and Administrative Committee and Plan participants. Records of participant account activity are processed and maintained by JPMorgan Retirement Plan Services, an affiliate of JPMorgan, which also performs other administrative support services for the Plan.

2. Summary of Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting. The Plan evaluated subsequent events through the time of filing this Form 11-K on December 24, 2009. There were no significant events that occurred subsequent to the date of the Statement of Net Assets Available for Benefits but prior to the filing of this report that would have a material impact on the Statement of Net Assets Available for Benefits.

Investments

The Plan's investments, mutual funds, money market funds, participant directed brokerage accounts and Key Tronic Corporation common stock, are stated at fair value, based on quoted market prices, which is the price that would be received to sell an asset in an orderly transaction between market participants at the measurement date. Shares of registered investment companies ("mutual funds") are valued at the net asset value of shares held by the Plan at year end. Participant loans are valued at their outstanding balances, which approximate fair value.

Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in dividend income.

Payment of Benefits

Benefits are recorded when paid.

Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make significant estimates and assumptions that affect the reported amounts of net assets available for benefits and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could materially differ from those estimates.

Risks and Uncertainties
The Plan provides for various investment options in any combination of money market funds, mutual funds, Company common stock and self-directed brokerage accounts. Investment securities of these types are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the financial statements.

The fair value of the Plan's investment in Key Tronic Corporation common stock amounted to $707,481 and $1,138,900 as of June 30, 2009 and 2008, respectively. Such investments represented 4% and 6% of the Plan's total net assets available for benefits as of June 30, 2009 and 2008, respectively. For risks and uncertainties regarding Key Tronic Corporation, participants should refer to the June 27, 2009, Form 10-K and September 26, 2009 Form 10-Q of Key Tronic Corporation filed with the Securities and Exchange Commission.

The Plan's investment options include funds that invest in securities of foreign companies, which involve special risks and considerations not typically associated with investing in U.S. companies. These risks include devaluation of currencies, less reliable information about issuers, different securities transaction clearance and settlement practices, and possible adverse political and economic developments. Moreover, securities of many foreign companies and their markets may be less liquid and their prices more volatile than securities of comparable U.S. companies.

New Accounting Pronouncements
In June 2009, the Financial Accounting Standards Board (FASB) issued SFAS No. 168, *The FASB Accounting*

Standards Codification™ and the Hierarchy of Generally Accepted Accounting Principles. SFAS No. 168 establishes the FASB Accounting Standards Codification™ (Codification) as the single source of authoritative U.S. generally accepted accounting principles (U.S. GAAP) recognized by the FASB to be applied by nongovernmental entities. Rules and interpretive releases of the United States Securities and Exchange Commission (SEC) under authority of federal securities laws are also sources of authoritative U.S. GAAP for SEC registrants. SFAS No. 168 is effective for interim and annual periods ending after September 15, 2009 and will be adopted by the Plan in fiscal year 2010. The Plan does not expect the adoption of SFAS No. 168 to have a material impact on the financial statements.

In May 2009, the FASB issued SFAS No. 165, *Subsequent Events.* SFAS No. 165 establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued. SFAS No. 165 updates previous guidance under GAAP by replacing "type 1" and "type 2" with "recognized" and "unrecognized." Additionally, it requires disclosure in financial statements of the date through which subsequent events have been evaluated. SFAS No. 165 is effect for interim or annual financial periods ending after June 15, 2009. The Plan adopted SFAS No. 165 in June 2009 and it did not have a material impact on the Plan's financial statements.

In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurements*, which defines fair value, establishes a framework for measuring fair value under generally accepted accounting principles, and expands the requisite disclosure for fair value measurements. SFAS No. 157 is effective in fiscal years beginning after November 15, 2007 and is required to be adopted by the Plan in fiscal year 2009. The adoption of this standard did not have a material impact on the Plan's financial statements.

3. Investments

The fair value of individual investments that represent 5 percent or more of the Plan's net assets are as follows:

Investments Valued at Fair Value as Determined by Quoted Market Prices	June 30, 2009	June 30, 2008
American Century Prime Money Market Fund	$3,322,905	$2,817,468
American Century Income & Growth Fund	1,372,499	1,924,145
American Funds EuroPacific Growth Fund	1,169,032	1,558,052
JPMorgan Intrepid Growth	1,142,858	1,618,380
American Century Value Fund	1,125,887	1,515,083
American Century Equity Index Inst.	1,055,888	1,784,199
American Century Strategic Allocation: Moderate	946,603	1,424,789
Royce Premier Fund	938,083	1,154,967
Harbor International	852,950	1,077,162
American Century Strategic Allocation: Aggressive	806,021	1,199,935
Key Tronic Corporation Common Stock	*	1,138,900

**Investment represents less than 5% of net assets available for benefits*

4. Fair Value Measurements The Plan has adopted SFAS No. 157, *Fair Value Measurements and Disclosure*, which defines fair value, establishes a framework for assets and liabilities being measured and reported at fair value and expands disclosures about fair value measurements. There are three levels of fair value hierarchy inputs used to value assets and liabilities which include: Level 1 – inputs are quoted market prices for identical assets or liabilities; Level 2 – inputs other than quoted market prices included in Level 1 that are observable for the asset or liability, either directly or indirectly; and Level 3 – inputs are unobservable inputs for the asset or liability.

The following table summarizes the Plans' assets measured at fair value on a recurring basis as of June 30, 2009:

	June 30, 2009			
	Level 1	Level 2	Level 3	Total Fair Value
Investments:				
Money Market Fund	$ 3,322,905	$ -	$ -	$ 3,322,905
Mutual Funds	10,870,660	-	-	10,870,660
Common Stocks	707,481	-	-	707,481
Participant Directed Brokerage Accounts				
Cash	123,879	-	-	123,879
Mutual Funds	246,919	-	-	246,919
Fixed income	10,875	-	-	10,875
Equity	224,708	-	-	224,708
Participant Loans	-	-	374,438	374,438
	$15,507,427	$ -	$374,438	$15,881,865

The following table summarizes the changes in the fair value of the Plan's Level 3 assets for the year ended June 30, 2009:

	Participant Loans
Balance as of June 30, 2008	$359,631
Issuances, repayments, and settlements, net	14,807
Balance as of June 30, 2009	$374,438

5. Party-in-Interest

Certain Plan investments are shares of mutual funds managed by JPMorgan. JPMorgan holds and invests the Plan's assets and therefore, these transactions qualify as party-in-interest transactions. In addition, the investments in the Company's common stock are also considered party-in-interest transactions.

6. Termination of the Plan

Although it has not expressed any intent to do so, the Employer has the right to discontinue contributions and terminate the Plan by action of the Board of Directors, subject to the provisions of ERISA. Upon termination, all assets remaining in the Plan will be distributed to the participants in accordance with participant account values as of the date of termination.

7. Tax Status

The Internal Revenue Service has determined and informed the Employer by a letter dated January 14, 2003, that the Plan was designed in accordance with the applicable requirements of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. The Plan administrator believes the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC.

Supplemental Schedule

Key Tronic
401(k) Retirement Savings Plan

Schedule H, Part IV, Line 4i, Schedule of Assets (Held at End of Year)
June 30, 2009

EIN: 91-0849125
Plan Number: 001

(a)	(b) Identity of Issuer, Borrower Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value		(d) Cost	(e) Fair Value
	Mutual Funds:				
*	American Century Equity Index Inst.	289,284	mutual fund shares	**	$1,055,888
*	American Century Value Fund	263,674	mutual fund shares	**	1,125,887
*	American Century Strategic Allocation: Moderate	184,164	mutual fund shares	**	946,603
*	American Century Strategic Allocation: Aggressive	142,155	mutual fund shares	**	806,021
*	American Century Equity Income	125,932	mutual fund shares	**	727,887
*	American Century Income & Growth Fund	76,123	mutual fund shares	**	1,372,499
*	JPMorgan Intrepid Growth	72,196	mutual fund shares	**	1,142,858
	Royce Premier Fund	71,067	mutual fund shares	**	938,083
*	American Century Strategic Allocation: Conservative	50,497	mutual fund shares	**	234,814
*	JPMorgan Bond Select	41,399	mutual fund shares	**	307,180
	American Funds EuroPacific Growth Fund	37,735	mutual fund shares	**	1,169,032
	Harbor International	19,947	mutual fund shares	**	852,950
	PIMCO Total Return Admin.	18,273	mutual fund shares	**	190,958
	Total Mutual Funds				10,870,660
*	Key Tronic Corporation Common Stock	442,176	shares	**	707,481
	Participant Directed Brokerage Accounts:				
	Securities Held by Charles Schwab	Various	Units	**	606,381
*	Participants' Loans	47 loans to participants with interest rates ranging from 4.25% to 9.25%, due through 2014		**	374,438
	Money Market Fund:				
*	American Century Prime Money Market	3,322,905	shares	**	3,322,905
	Total Investments				15,881,865

* Party-in-interest as defined by ERISA
** Cost of participant-directed investments is not required to be disclosed under ERISA

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Compensation and Administrative Committee, responsible for administration of the Key Tronic 401(k) Retirement Savings Plan has duly caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in the City of Spokane Valley, State of Washington, on December 24, 2009.

KEY TRONIC 401(k) RETIREMENT SAVINGS PLAN

By: /s/ Ronald F. Klawitter
Name: Ronald F. Klawitter
Title: Member of Plan Compensation and Administrative Committee

BDO

BDO Seidman, LLP
Accountants and Consultants

601 West Riverside Avenue, Suite 900
Spokane, Washington 99201-0611
Telephone: (509) 747-8095
Fax: (509) 747-0415

Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

Key Tronic 401(k) Retirement Savings Plan
Spokane Valley, Washington

We hereby consent to the incorporation by reference in the Registration Statement on Forms S-8 (no. 333-159582, 333-70917 and 333-61202) of our report dated December 24, 2009, relating to the financial statements and supplemental schedule of the Key Tronic 401(k) Retirement Savings Plan appearing on this Form 11-K for the year ended June 30, 2009.

BDO Seidman, LLP

Spokane, Washington

December 24, 2009